FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 1998


                          TURBODYNE TECHNOLOGIES INC.
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                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No  X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TURBODYNE TECHNOLOGIES INC.
                                         (Registrant)

        Date: APRIL 24, 1998                   By: ANDREW LEE
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                                              /S/ ANDREW LEE
                                              ------------------------
                                             (Signature)*
                                             Corporate Secretary

*Print the name and title of the signing officer under his signature

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

                                    FORM 27

                                SECURITIES ACT


             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.   REPORTING ISSUER

          TURBODYNE TECHNOLOGIES INC.
          Suite 510, 1090 West Pender Street
          Vancouver, British Columbia  V6E 2N7

          Telephone:  604-682-8854
          Facsimile:  604-688-8621


ITEM 2.   DATE OF MATERIAL CHANGE

          April 14, 1998


ITEM 3.   PRESS RELEASE

          April 14, 1998


ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Turbodyne Technologies Inc. ("Turbodyne") announced it has entered into an agreement with Ralphs Grocery Company ("Ralphs"), to install the Turbopac low-emission system on representative engines of the Southern California supermarket company's truck fleet.


ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Turbodyne announced it has entered into an agreement with Ralphs Grocery Company ("Ralphs"), to install the Turbopac low-emission system on representative engines of the Southern California supermarket company's truck fleet.

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          Ralphs is the largest supermarket operator in Southern California with 400 stores and an additional 65 in Northern California and the Midwest. The company is a subsidiary of Fred Meyer, Inc., one of the nation's five largest food and drug retailers with 800 stores in the western United States and annual sales of $15 billion.

          Turbodyne's Turbopac TM recently received official certification as an approved emission reduction system from the United States Environmental Protection Agency.

          The Turbopac TM is widely recognized as the only anti-pollution product that provides a financial payback to the user through substantially improving fuel economy and performance. It is an electronic supercharger that provides additional air to the engine during the peak demand periods of acceleration under load. This facilitates more efficient combustion thereby reducing emissions and fuel consumption, and improving engine power and vehicle performance. The reduction in harmful pollutants is a direct result of the combination of improved combustion efficiency and reduced fuel consumption required for the same power output.

          Another unique benefit of the Turbopac TM technology is that the carbon dioxide, the primary contributor to global warming, is reduced in direct proportion to the reduction in fuel burned.

          "Not only will Ralphs directly help the communities it serves by cleaning the air people breathe, its efforts will also contribute to easing the threat of global warming, reducing public health care costs, and improving the overall quality of life, setting an example for other trucking fleets," says Walter Ware, Turbodyne's President & Chief Executive Officer. "By using the Turbopac TM to reduce pollutants from its heavy-duty diesel engines, Ralphs will also enjoy a financial payback in the form of lower fuel consumption and improved vehicle performance, which results in a win-win' situation for the people, the environment, Ralphs and Turbodyne."

          "Ralphs' decision to test the Turbopac TM within its fleet of several hundred trucks is an important marketing step for Turbodyne," Ware continued. "In the United States alone, there are more than seven million medium and heavy-duty delivery trucks in the aftermarket sector, driving 200 billion miles a year. With many states becoming increasingly concerned about commercial vehicle emissions and enforcing stricter compliance and/or enacting new laws such as the puff of black smoke' laws, the Turbopac TM is really the only cost-effective solution."

          Turbodyne Systems, the high technology division of Turbodyne, manufacturers, designs, markets and develops patented pollution-reduction, fuel economy and performance enhancing technology for internal combustion engines in the

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          automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. Offices and plants are located in Carpinteria, La Mirada, Encinitas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.


ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT

          Not applicable.


ITEM 7.   OMITTED INFORMATION

          Not applicable.


ITEM 8.   SENIOR OFFICERS

          Mr. Walter F. Ware
          President & Chief Executive Officer
          c/o Turbodyne Technologies Inc.
          21700 Oxnard Street
          Suite 1550, Warner Center
          Woodland Hills, California 91367

          Telephone: (800) 350-2031
          Facsimile: (818) 593-2284


ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.



April 24, 1998
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Date


/S/ ANDREW LEE
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(signature)


Andrew Lee
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Name

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

Corporate Secretary
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Position


Vancouver, BC
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Place of Declaration